As filed with the Securities and Exchange Commission on April 6, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

American Greetings Corporation

(Name of Subject Company (issuer))

American Greetings Corporation (Issuer)

(Name of Filing Person (offeror, issuer or other person))

7.00% Convertible Subordinated Notes due July 15, 2006

(Title of Class of Securities)

026375AH8

026375AJ4

(CUSIP Numbers of Class of Securities)

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel And Secretary

American Greetings Corporation

One American Road

Cleveland, Oh 44144

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John M. Gherlein, Esq.

Baker & Hostetler LLP

3200 National City Center

1900 East 9th St.

Cleveland, OH 44114-3485

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$175,000,000	$18,725.00

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of $175,000,000 of the existing and outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 for $175,000,000 of new 7.00% Convertible Subordinated Notes due July 15, 2006.
**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: ________________________

Form or Registration No: ________________________

Filing Party:  __________________________________

Date Filed: ___________________________________

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule l3e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by American Greetings Corporation, an Ohio corporation (the “Company”) to exchange $1,000 principal amount of the Company’s 7.00% Convertible Subordinated Notes due July 15, 2006 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”) validly tendered and accepted.

The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated April 6, 2006 (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are attached as exhibits hereto and are incorporated herein by reference.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet” in the Offering Memorandum is incorporated herein by reference in response to this Item 1.

Item 2. Subject Company Information.

a.	Name and Address. The issuer of the securities subject to the Exchange Offer is American Greetings Corporation, an Ohio corporation. Its principal executive offices are located at One American Road, Cleveland, Ohio, 44144-1398. Its telephone number is (216) 252-7300.

b.	Securities. The subject class of equity securities is the 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”) of American Greetings Corporation. As of the date of this Schedule, there was outstanding approximately $175,000,000 aggregate principal amount of Old Notes.

c.	Trading Market and Price. The Old Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Old Notes. However, there is no established trading market for the Old Notes, other than through these limited or sporadic quotations.

Item 3. Identity and Background of Filing Person.

The Company is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are the persons specified in Instruction C to Schedule TO are set forth below:

Morry Weiss	Chairman
Scott S. Cowen	Director
Joseph S. Hardin, Jr.	Director
Stephen R. Hardis	Director
Harriet Mouchly-Weiss	Director
Charles A. Ratner	Director
Jerry Sue Thornton	Director
Zev Weiss	Director and Chief Executive Officer
Jeffrey Weiss	Director and President and Chief Operating Officer

John S. N. Charlton	Senior Vice President – International
Michael L. Goulder	Senior Vice President – Supply Chain
Thomas H. Johnston	Senior Vice President – President/Carlton Cards Retail
Catherine M. Kilbane	Senior Vice President, General Counsel and Secretary
William R. Mason	Senior Vice President – Wal-Mart
Michael J. Merriman, Jr.	Senior Vice President, Chief Financial Officer
Erwin Weiss	Senior Vice President – Seasonal Specialty
Steven S. Willensky	Senior Vice President – Sales and Marketing
Joseph B. Cipollone	Vice President, Corporate Controller
Josef Mandelbaum	Vice President – CEO AG Properties
Brian T. McGrath	Vice President – Human Resources
Douglas W. Rommel	Vice President – Information Resources
Stephen J. Smith	Vice President, Treasurer and Investor Relations

The address of each of the above individuals is: c/o American Greetings Corporation, One American Road, Cleveland, OH 44144-2398 and each such person’s telephone number is (216) 252-7300.

Item 4. Terms of the Transaction.

a.	Material Terms. The information set forth in the Offering Memorandum, most specifically under the sections captioned “The Exchange Offer”, “Description of the New Notes” and “Certain United States Federal Income Tax Consequences,” is incorporated herein by reference.

b.	Purchases. Old Notes will not be purchased from any officer, director or other affiliate of American Greetings Corporation.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

None.

Item 6. Purposes of the Transaction and Plans or Proposals.

a.	Purposes. The information set forth in the Offering Memorandum, most specifically under the sections captioned “Summary Term Sheet—Why are we making the Exchange Offer?” and “The Exchange Offer,” is incorporated herein by reference.

b.	Use of Securities Acquired. The Old Notes acquired pursuant to the Exchange Offer will be retired.

c.	Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

a.	Source of Funds. The information set forth in the Offering Memorandum, most specifically under the section captioned “The Exchange Offer,” is incorporated herein by reference.

b.	Conditions. The information set forth in the Offering Memorandum, most specifically under the section captioned “The Exchange Offer,” is incorporated herein by reference.

d.	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

a.	Securities Ownership. None of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities.

b.	Securities Transactions. There have been no transactions in the subject securities during the past 60 days by any of the persons listed in Instruction 1 to Regulation M-A 1008(b).

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 10. Financial Statements.

a.	Financial Information. The following financial statements and financial information are incorporated herein by reference:

(1) The audited consolidated financial statements of American Greetings Corporation set forth in American Greetings Corporation’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.

(2) The unaudited condensed consolidated financial statements of American Greetings Corporation set forth in American Greetings Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2005.

(3) The information set forth in the Offering Memorandum, most specifically in the section captioned “Consolidated Ratio of Earnings to Fixed Charges.”

(4) The information set forth in the Offering Memorandum, most specifically in the section captioned “Book Value Per Class A Common Share.”

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this paragraph 10(a) can be obtained as provided in the section of the Offering Memorandum captioned “Where You Can Find More Information.”

b.	Pro Forma Information. Not material.

Item 11. Additional Information.

a.	Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the New Notes will be issued.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

b.	Other Material Information. None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offering Memorandum, dated April 6, 2006.

(a)(1)(ii)	Letter of Transmittal, dated April 6, 2006.

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)	Item 2.02 of the Current Report on Form 8-K filed by the Company with the SEC on April 6, 2006 and incorporated herein by reference.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)	Form of Indenture of American Greetings Corporation as Issuer for the New Notes.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Greetings Corporation

By:	/s/Catherine M. Kilbane
Name:	Catherine M. Kilbane
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 6, 2006